August 31, 2005                                                       Paul Downs
                                                     paul.downs@hellerehrman.com
                                                             Main (212) 832-8300
Via Edgarlink and Federal Express                             Fax (212) 763-7600


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Ms. Barbara Jacobs and Mr. Daniel Lee


Re:      Playlogic Entertainment, Inc.
         Registration Statement on Form S-B2 filed July 20, 2005
         File No. 333-126721

         Form 10-KSB for the year ended December 31, 2004
         Form 10-QSB for the quarter ended March 31, 2005
         File No. 333-126721


Dear Ladies and Gentlemen:

         By letter dated August 16, 2005 (the "Comment Letter") from the Staff of the Commission (the "Staff"), the Staff provided certain comments with respect to the Form S-B2 Registration Statement, Form 10-KSB and Form 10-QSB referred to above of Playlogic Entertainment, Inc. (the "Company"). On behalf of the Company, we are responding to the Comment Letter in the following numbered paragraphs which correspond to the paragraph numbers in the Comment Letter. The comments contained in the Comment Letter are reproduced in bold and italics below, and the response to each comment follows. We are hereby filing Amendment No. 1 to such Form S-B2 Registration Statement and the Form 10-KSB and Form 10-QSB. One clean copy and one marked copy of Amendment No. 1 to the Form SB-2 indicating changes to the initial filing of the Form SB-2 are enclosed for the Staff's reference. Please note that page references in the text below are to the clean copy of Amendment No. 1.

Registration Statement on Form SB-2
-----------------------------------

General
-------

1. Please advise us whether your amended registration statement will also present the financial information for Donar Enterprises, the entity prior to your reverse merger on June 30, 2005 and, if not, please provide us with the basis for not presenting such information.



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                                              Securities and Exchange Commission
                                                                 August 31, 2005
                                                                          Page 2




Amendment No. 1 to the Form SB-2 presents the consolidated financial information for Donar Enterprises, now known as Playlogic Entertainment, Inc., and its subsidiaries.

Selling Stockholders
--------------------

2. Please revise this section to provide the material terms of all transactions between Donar and/or Playlogic and the selling stockholders within the last three years and to indicate whether any selling securityholder has had any other material relationship with the company within the same period. See Item 507 of Regulation S-B. In this regard, you should provide disclosure with respect to the transactions in which your selling stockholders acquired the securities that are being registered for resale here, including information regarding the nature, date and value of the issuance transactions.

Pages 47 and 48 of the Form SB-2 have been revised in response to this comment.

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities. We note that certain selling stockholders, such as Halter Financial Group, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Please also refrain from using initials for the first names of your selling stockholders that are individuals.

Page 48 of the Form SB-2 has been revised in response to this comment.

4. We note that for those entities in which you have disclosed the natural persons who exercise the voting and/or dispositive powers, you state that such natural persons "may be deemed" to exercise voting and investment control. Please advise us of the circumstances in which such natural persons may not be deemed to exercise voting and investment control or, otherwise, revise your disclosure to clearly state their exercise of such control.

Pages 46 and 48 of the Form SB-2 have been revised to remove the phrase "may be deemed" to clearly state that those natural persons exercise voting and investment control over the shares.

5. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Page 47 of the Form SB-2 has been revised to disclose that no selling securityholder is an affiliate of a registered broker-dealer.



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                                              Securities and Exchange Commission
                                                                 August 31, 2005
                                                                          Page 3



Item 16.  Exhibits
------------------

6.   Please file your legality opinion as soon as possible.

We have included the legality opinion as an exhibit to Amendment No. 1 to the Form SB-2.

Signatures
----------

7. Form SB-2 requires a majority of your board of directors to execute your registration statement. Their signatures appear to be missing from your filing. Please ensure that your registration statement is filed with the necessary signatures. Please see the Instructions to Signatures on Form SB-2 for additional guidance.

All of the members of the Board of Directors have executed Amendment No. 1 to the Form SB-2.

Form 10-KSB for the year ended December 31, 2004
------------------------------------------------

Item 8A Controls and Procedures
-------------------------------

8. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of "timely alerting [your chief executive officer and chief financial officer] to material information relating to [you] required to be included in [y]our Exchange Act reports." This text does not address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, is effective. Please tell us whether your disclosure controls and procedures are effective. Please also confirm to us that you will consider this comment in preparing future periodic reports.

The Company confirms that its disclosure controls and procedures are effective, and the Company confirms that it will consider this comment in preparing future periodic reports.

9. We note your disclosure that "[t]here have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] carried out the evaluation." Please note that Item 308 of Regulation S-B requires the disclosure of "any" change in your internal controls that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls for the quarters ended December 31, 2004 and March 31, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

The Company confirms that during the quarters ended December 31, 2004 and March 31, 2005, there were no changes to its internal controls and procedures that have materially affected or are reasonably likely to materially affect its internal controls and procedures. The Company confirms that it will consider this comment in preparing future periodic reports.



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                                              Securities and Exchange Commission
                                                                 August 31, 2005
                                                                          Page 4





Form 10-QSB for the quarter ended March 31, 2005
------------------------------------------------

10. We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act and Item 307 of Regulation S-B is to be made as of the end of the period covered by the report. Please tell us whether the applicable executives concluded that your disclosure controls and procedures were effective as of the end of the periods covered by the report. Additionally, please confirm to us that you will (.)consider this comment in preparing future periodic reports.

The Company's executives concluded that the Company's disclosure controls and procedures were effective as of the end of the period ending March 31, 2005. The Company confirms that it will consider this comment in preparing future periodic reports.





                                                              Sincerely,

                                                               /s/ Paul Downs
                                                              Paul Downs
                                                              Heller Ehrman LLP